Mail Processing Section

FEB 25 2010

Washington, DC
122

[redacted]

10027041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James I. Black & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. FLORIDA AVENUE
(No. and Street)

LAKELAND	FLORIDA	33801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED COTSWORTH 813-686-4163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIMMER, BUREK & KEELAN LLP
(Name – *if individual, state last, first, middle name*)

5601 MARINER STREET, SUITE 200	TAMPA	FLORIDA	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, GERALD L BLACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES I. BLACK & COMPANY, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

NOTARY PUBLIC STATE OF FLORIDA
SHARON R. H. EADY
MY COMMISSION # DD777005
EXPIRES: April 08, 2012
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

Sharon R H Eady

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

JAMES I BLACK & COMPANY

December 31, 2009

BRIMMER, BUREK & KEELAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS PCAOB

AUDITED FINANCIAL STATEMENTS

JAMES I BLACK & COMPANY

DECEMBER 31, 2009

BBK

Brimmer, Burek & Keelan LLP

Certified Public Accountants
5601 Mariner Street, Suite 200 • Tampa, Florida 33609
(813) 282-3400 • Fax (813) 287-8369

Terry R. Brimmer, CPA
Brian B. Burek, CPA
John F. Keelan, CPA
Walter C. Copeland, CPA
Donald T. Keyes, CPA
Kara K. Keyes, CPA
Gemma Thomas
(License in Colorado)

■

A Firm Registered with PCAOB

Members of:
Center for Public Company Audit Firms

American Institute of Certified Public Accountants

Florida Institute of Certified Public Accountants

Registered Independent Auditor's Report

Board of Directors
James I. Black & Company:

We have audited the accompanying statement of financial condition of James I. Black & Company (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James I. Black & Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to

the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brimmer, Burek & Keelan LLP

Tampa, Florida
February 24, 2010

JAMES I. BLACK & COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash	$	427,313
Cash segregated for regulatory purposes		50,000
Deposits with clearing organizations		95,084
Receivables:		
Broker-dealers and clearing organizations		134,920
Brokerage customers		210,435
Related party receivable - secured		116,963
Exchange membership, at cost (approximate market value $10,000 in 2009)		5,000
Furniture and equipment, net of accumulated depreciation of $221,797.		22,382
Total Assets	$	1,062,097

LIABILITIES AND STOCKHOLDERS' EQUITY

Payables:		
Broker-dealers and clearing organizations	$	12,421
Brokerage customers		83,372
Accounts payable and accrued expenses		30,965
Total Liabilities		126,758
Stockholders' equity		
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share		50,000
Additional paid-in capital		150,124
Retained earnings		735,215
Total Stockholders' Equity		935,339
Total Liabilities and Stockholders' Equity	$	1,062,097

Read Accompanying Notes to Financial Statements

JAMES I. BLACK & COMPANY
STATEMENT OF OPERATIONS
December 31, 2009

REVENUES		
Commissions	$	1,124,547
Interest		9,952
Other		566,334
Total Revenue		1,700,833
EXPENSES		
Employee compensation and benefits		1,216,714
Interest		8
Floor brokerage, exchange and clearance fees		111,197
Communications and data processing		184,110
Occupancy		101,928
Other		110,817
Total Expenses		1,724,774
LOSS BEFORE INCOME TAXES	$	(23,941)
Provision for income taxes	$	-
NET LOSS	$	(23,941)

Read Accompanying Notes to Financial Statements

JAMES I. BLACK & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2008	$ 50,000	$ 25,000	$ 759,155	$ 834,155
Net Loss	0	0	(23,941)	(23,941)
Sale of 150 shares of treasury stock	0	125,124	0	125,124
Balance at December 31, 2009	$ 50,000	$ 150,124	$ 735,214	$ 935,339

Read Accompanying Notes to Financial Statements

JAMES I. BLACK & COMPANY
STATEMENT OF CASH FLOWS
December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(23,941)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation		17,597
(Increase) decrease in operating assets:		
Cash segregated under federal and other regulations		(50,000)
Deposits with clearing organizations		5,275
Receivables: (increase) decrease		
Brokers- dealers and clearing organizations		(72,774)
Brokerage customers		154,870
Related party receivable - secured		(86,644)
Securities		159,959
Increase (decrease) in operating liabilities:		
Payables:		
Brokers-dealers and clearing organizations		12,421
Brokerage customers		(185,975)
Accounts payable and accrued expenses		6,917
NET CASH USED BY OPERATING ACTIVITIES		(62,295)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture and equipment		(5,302)
NET CASH USED BY INVESTING ACTIVITIES		(5,302)
CASH FLOWS FROM FINANCING ACTIVITIES		
Sale of treasury stock		125,124
NET CASH PROVIDED BY FINANCING ACTIVITIES		125,124
NET INCREASE (DECREASE) IN CASH		57,527
CASH AT BEGINNING OF YEAR		369,786
CASH AT END OF YEAR	$	427,313
SUPPLEMENTAL DISCLOSURES		
Interest paid		8
Income tax paid		0

Read Accompanying Notes to Financial Statements

JAMES I. BLACK & COMPANY
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

1. Organization and Nature of Business

Organization - James I. Black & Company, Inc. (the Company) is a securities broker-dealer with its home office in Lakeland, Florida.

The Company was incorporated in 1964 in the state of Florida. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), in the states of Florida, Texas and New York. James I. Black & Company, Inc is a member of the Chicago Stock Exchange and is consequently subject to their rules and regulations. The primary regulators are the Financial Industry Regulatory Authority Inc. and for municipal securities, the Municipal Securities Rulemaking Board. Additionally, the Company is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. The CFTC has designated the National Futures Association as the primary regulator for its futures and commodities trading activities.

2. Summary of Significant Accounting Policies

Basis of presentation – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising – The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $3,089 for the year ended December 31, 2009.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Equipment and software - Equipment and software are depreciated on a double declining basis over the estimated useful life of the asset of three to seven years. The double declining balance method approximates the economic decline in value of equipment and software. Software and certain costs incurred for purchasing or developing software for internal-use are amortized on a straight-line basis over an estimated useful life of three to five years. Equipment and software are stated at cost net of accumulated depreciation and amortization of $22,382 at December 31, 2009. Equipment and software are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Financial instruments held for trading purposes – The Company may maintain inventories in securities on a long and short basis. The Company could incur losses or gains as a result of changes in the fair value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by the Company. No securities were held in inventory at December 31, 2009. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration risks as of December 31, 2009 amounted to $0.

Income taxes – The Company utilizes the asset and liability method of accounting for income taxes in accordance with GAAP. The objectives are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company's financial position.

The Company recognizes liabilities for uncertain income tax positions based upon a two-step process. First, income tax benefits can be recognized in financial statements for a tax position if it is considered "more likely than not" of being sustained on audit based solely on the technical merits of the income tax position. Second, if the recognition criteria are met, the amount of income tax benefits to be recognized is based upon the largest income tax benefit that is more than 50 percent likely to be realized on ultimate resolution of the tax position.

Receivables from brokerage customers - include margin loans to clients and are stated net of allowance for doubtful accounts. Cash receivables from brokerage customers that remain unsecured or partially secured for more than 30 days are fully reserved.

Securities transactions - Clients' securities transactions and related commission revenues and expenses of the Company are recorded on the date that they settle. Principal transactions are also recorded on the date that they settle. Using the trade date, the Company recomputed the commission revenue and expense which resulted in an immaterial difference.

New Accounting Standards

In June 2009, the FASB issued Update No. 2009-01, which established the FASB Accounting Standards Codification TM ("the Codification") as the source of authoritative U.S. Generally Accepted Accounting Principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have a material impact on our financial statements.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140,* to clarify information that an entity must provide in its financial statements surrounding a transfer of financial assets and the effect of the transfer on its financial position, financial performance, and cash flows. SFAS No. 166 is effective as of the beginning of the annual period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. We do not expect SFAS No. 166 to have a material impact on our financial statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events,* (now codified as ASC 855, *Subsequent Events*) to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The guidance is effective for interim or annual financial periods ending after June 15, 2009. Adoption of this authoritative guidance did not have a material impact on our financial statements.

3. Receivables from Brokerage Customers

Receivables from brokerage clients of $210,435 at December 31, 2009 are stated net of allowance for doubtful accounts. At December 31, 2009 the allowance for doubtful accounts was $0. Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $210,348 at December 31, 2009. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the financial statements.

4. Securities Owned

The firm may own securities but maintains a policy to avoid trading and investment risks associated with ownership. Securities owned by the Company are valued at market and the resulting unrealized gains and losses are reflected in comprehensive income. The firm did not have any long or short security positions at December 31, 2009.

5. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers, and clearing organizations consist primarily of securities purchased and currently failing to receive from the clearing agent, broker, or dealer. The amount of $12,421 at December 31, 2009 was equal to or greater than the market value of the securities purchased.

6. Payables to Brokerage Customers

The major source of funding for margin lending is the firm's cash capital and cash balances in brokerage client accounts, which are included in payables to brokerage customers. Cash balances in brokerage client accounts were $83,372 at December 31, 2009.

7. Borrowings

The Company maintains a $500,000 credit line with Lakeside Bank in Chicago, Illinois, which is scheduled to expire in 2011. The loans would be collateralized by customer securities and used to finance customer margin account debit balances. Borrowings under this facility do not qualify as regulatory capital. At December 31, 2009, the outstanding loan under this facility was $0.

At December 31, 2009, there were no subordinated borrowings outstanding.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), the Company has an agreement with Pershing & Co to clear customer transactions on an omnibus basis. James I. Black & Company provides customer securities and customer funds to Pershing as collateral for the customer's positions and option margin requirements. At December 31, 2009, the aggregate market value of these positions totaled $88,875.

8. Commitments and Contingent Liabilities

James I. Black & Company has an operating lease for office space and equipment. In addition, the aggregate future minimum annual rental commitment under the lease, which expires on December 31, 2010, is $25,800 at December 31, 2009. The agreement includes additional extension options which may be exercised at prevailing market rates.

Subordinated liabilities – The Company did not have liabilities subordinated to claims of general creditors as of December 31, 2009.

Guarantees – James I. Black & Company satisfies the margin requirements with either margin customer's cash or securities.

9. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk, or Market Risk

Client trade settlement - The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on the settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. James I. Black & Company has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for the Company to be liable under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending – James I. Black & Company provides margin loans to its clients which are collateralized by securities in their brokerage accounts. The Company may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, the Company monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary. Clients with margin loans have agreed to allow James I. Black & Company to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. The Company was allowed, under such regulations, to pledge securities with a market value of 140% of the debit balances of $210,348 at December 31, 2009. The market value of client securities pledged to fulfill the short sales of its clients was $0 at December 31, 2009. James I. Black & Company may also pledge client securities to fulfill client margin requirements for open option contracts established with the Options Clearing Corporation. The market value of these pledged securities to the OCC was $88,875 at December 31, 2009.

10. Fair Value of Assets and Liabilities

Fair Value accounting establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are

from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded money market funds, mutual funds, and equity securities.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate debt securities, certificates of deposit, commercial paper, U.S. agency and municipal debt securities, and U.S. Treasury securities.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2009.

Recurring Fair Value Measurements:

The following table presents the Company's fair value hierarchy as of December 31, 2009 for assets and liabilities measured at fair value:

	Quoted Prices in Active Markets for Identical Assets at (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Marketable securities	$ 0	$ 0	$ 0	$0
Not readily marketable securities	$ 0	$ 0	$ 0	$0
Debt securities	$ 0	$ 0	$ 0	$0

Fair Value Option

Effective January 1, 2009, the Company adopted the accounting guidance which allows companies to elect to follow fair value accounting for certain financial assets and liabilities on an instrument by instrument basis. In electing the guidance the Company did not have any financial assets or liabilities that would be affected by this option.

Other Fair Value Disclosures

The carrying amount and estimated fair value of Company exchange membership is $5,000 and $10,000 respectively. The estimated fair value is based on the trading value of the Chicago Stock Exchange.

Descriptions of the valuation methodologies used to estimate the fair value of assets and liabilities not recorded at fair value, are as follows:

Cash and cash equivalents, receivables, payables, and accrued expenses and other liabilities include cash and highly liquid investments, receivables and payables from/ to brokers, dealers and clearing organizations, receivables and payables from/ to brokerage clients, drafts, accounts, taxes, interest, and compensation payable. Assets and liabilities in these categories are short-term in nature and accordingly are recorded at amounts that approximate fair value.

11. Related-Party Transactions

ITB Capital Management LLP (In The Black) is a commodity pool operator and is partially owned by a stockholder of the Company. ITB manages investment funds for individuals within the ITB Funds and transacts their business through the National Futures Association firm of M F Global. A portion of the commissions generated by ITB transactions at M F Global are rebated to James I. Black & Company. During 2009, the Company earned $792,480 of revenue from these funds and the Company accrued stockholder compensation of $396,240.

The related party receivable is a margin account balance for an owner of James I. Black & Company and is not therefore considered a customer.

The Company leases office space on an annual basis from an entity owned by two of its stockholders. These rents paid, which are included in occupancy expenses for the year ended December 31, 2009 was $28,750.

12. Taxes on Income

The components of the provision for corporate income taxes are as follows:

	2009
Current – Federal	$ 0
Current – State	$ 0
	$ 0

A reconciliation of the expected and the reported provision for corporate income tax follows:

	2009
Provision expected based upon statutory rates	$ 0
Effect of (non-taxable) non deductible and other items, net	$ 0
	$ 0

The Company has a net operating loss carry forward of $657, which expires in 2028.

13. Regulatory Requirements

James I. Black & Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). As a result the Company is required to maintain a minimum net capital level. As of December 31, 2009 the Company had net capital of $848,037 and net capital requirements of $250,000, resulting in $598,037 excess net capital.

James I. Black & Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. In accordance with Rule 15c3-3, the Company had portions of its cash and investments segregated for the exclusive benefit of clients at December 31, 2009. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2009, was $0. On January 5, 2010, the Company withdrew the amount of $50,000 from its segregated reserve bank accounts in compliance with the Rule.

14. Geographic Concentration

At December 31, 2009, approximately 90% of James I. Black & Company's total active client accounts were located in Florida.

FOR MORE INFORMATION

The annual report as of December 31, 2009, prepared pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, has been filed with the Washington DC office of the Securities and Exchange Commission, and is available for examination and copying at our office located at 311 South Florida Ave, Lakeland, FL 33802.

For more information about the company of James I. Black & Company write to James I. Black & Company, Investor Relations, 311 South Florida Ave, Lakeland, FL 33802; call 1-863-683-4163; email nls@jamesiblack.com; or visit our website at www.jamesiblack.com.

SUPPLEMENTARY FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JAMES I BLACK & COMPANY

As of December 31, 2009

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2009

Stockholder's equity	$	935,339
Deductions and charges		
Non-allowable assets		
Exchange memberships	$	5,000
Furniture and equipment	$	22,382
Unsecured accounts	$	-
Other assets	$	59,920
Net capital before haircuts on security positions	$	848,037
Less:		
Haircuts on security positions	$	-
Net capital	$	848,037
Aggregate indebtedness	$	126,758
Minimum net capital required	$	250,000
Excess net capital	$	598,037
Excess net capital at 1000%	$	548,037
Ratio: Aggregate indebtedness to net capital		.15 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital as reported in Company's Part II (unaudited FOCUS report)	$	848,037
Adjustment	$	-
Net capital per above	$	848,037

Read Accompanying Notes to Financial Statements

SCHEDULE II

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2009

Credit balances:		
Free credit balances and other credit balances in customer's securities accounts	$	83,372
Customers' securities failed to receive	$	12,420
Dividends payable	$	4
Total credit items	$	95,796
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$	208,330
Total debit items	$	208,330
RESERVE COMPUTATION		
Excess of total debits over total credits	$	112,534
105% of excess of total credits; required reserve deposit	$	-
Required deposit per this computation	$	-
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2009)		
Required deposit as reported in Company's Part II (unaudited FOCUS report)	$	-
Adjustment	$	-
Required deposit per this computation	$	-

Read Accompanying Notes to Financial Statements

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2009

	Market Value	Number of items
1) Customer's fully paid and excess margin securities not in the Company's possession or control as of December 31, 2009 but for which instructions to reduce possession or control had been issued as of December 31, 2009, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
2) Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

Read Accompanying Notes to Financial Statements

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I BLACK & COMPANY

As of December 31, 2009

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 30.7 and the regulations there under, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers and maintains and preserves such books and records thereto.